Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries of Oritani Financial Corp.:

Name	State of Incorporation
Oritani Savings Bank	New Jersey

Hampshire Financial LLC	New Jersey

Oritani, LLC	New Jersey

Oritani Financial Services, Inc.	New Jersey *

Ormon LLC	New Jersey *

Oritani Holding Company	New Jersey *

Oritani Asset Corporation	New Jersey **

*	Subsidiary of Oritani Savings Bank
**	Subsidairy of Oritani Holding Company